APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Odyssey's, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Computer and Internet	-
Dues and Subscriptions	-
Insurance	-
Miscellaneous Expense	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Rental Payments	-
Salaries	-
Utilities	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Odyssey's, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Odyssey's LLC

Profit and Loss

January 1 - November 10, 2021

	TOTAL
Income	
Sales of Product Income	13,328.83
Square Income	11,760.90
Uncategorized Income	945.00
Total Income	**$26,034.73**
Cost of Goods Sold	
Cost of Goods Sold	6,752.60
Total Cost of Goods Sold	**$6,752.60**
GROSS PROFIT	**$19,282.13**
Expenses	
Advertising & Marketing	1,298.82
Bank Charges & Fees	-360.00
Car & Truck	262.68
Contractors	809.70
Interest Paid	123.50
Job Supplies	1,680.71
Meals & Entertainment	1,040.30
Office Supplies & Software	82.61
Other Business Expenses	3.95
Reimbursable Expenses	185.53
Rent & Lease	5,252.33
Square Fees	0.01
Travel	17.23
Uncategorized Expense	101.73
Utilities	255.18
Total Expenses	**$10,754.28**
NET OPERATING INCOME	**$8,527.85**
NET INCOME	**$8,527.85**

Odyssey's LLC

Balance Sheet

As of November 10, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	761.03
Total Bank Accounts	**$761.03**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	19,531.53
Total Other Current Assets	**$19,531.53**
Total Current Assets	**$20,292.56**
TOTAL ASSETS	**$20,292.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Massachusetts Department of Revenue Payable	1,063.74
Square Tips	2,839.36
Total Other Current Liabilities	**$3,903.10**
Total Current Liabilities	**$3,903.10**
Total Liabilities	**$3,903.10**
Equity	
Opening Balance Equity	145.07
Owner's Investment	4,775.01
Owner's Pay & Personal Expenses	-1,257.50
Retained Earnings	4,199.03
Net Income	8,527.85
Total Equity	**$16,389.46**
TOTAL LIABILITIES AND EQUITY	**$20,292.56**

I, Brendan Patrick Buell, certify that:

1. The financial statements of Odyssey's LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Odyssey's LLC has not been included in this Form as Odyssey's LLC was formed on 01/01/2020 and has not filed a tax return to date.

Signature   *Brendan Patrick Buell*

Name: Brendan Patrick Buell

Title: Co-Founder